SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                         For the month of: February 2004

                        Commission File Number: 000-28882

                             World Heart Corporation
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               (Exact name of registrant as specified in charter)

                                       N/A
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                 (Translation of registrant's name into English)

                                     Ontario
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                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
                ------------------------------------------------
                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F X    Form 40-F
                                       ----           ----

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes           No  X
                                  ------       -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                 ---------
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This Form 6-K consists of the following:

1.   Press release of World Heart Corporation (the "Company") dated February
     11, 2004, announcing the release of preliminary unaudited financial results for the year ended December 31, 2003 and providing an update on the Company's outlook for fiscal year 2004.

The information contained in this Report is incorporated by reference into Registration Statement No. 333-109876 on Form F-3 and Registration Statement No. 333-111512 on Form F-3.

News Release
For Immediate Release

         WORLD HEART CORPORATION RELEASES PRELIMINARY UNAUDITED
                                    RESULTS
                     FOR 2003 AND PROVIDES OUTLOOK FOR 2004

OTTAWA, ON - February 11, 2004 (OTCBB: WHTOF, TSX: WHT) - World Heart Corporation (WorldHeart or the Company) based in Ottawa, Ontario and Oakland, California today released preliminary unaudited financial results for the year ended December 31, 2003 and provided an update on the Company's outlook for fiscal year 2004.

All figures are in Canadian dollars unless otherwise indicated and are subject to adjustments as the Company completes its year-end procedures and audit of its financial statements.

Sales for the 2003 fiscal year (excluding a sales return adjustment described below) were approximately $11 million, which represented an increase of 10% from the $10 million reported in 2002. Novacor(R) LVAS unit sales in 2003 were 118 as compared to 104 in 2002.

As previously announced, on December 31, 2003 WorldHeart assumed worldwide direct sales responsibilities for its Novacor LVAS with the exception of Japan where the Company will continue to distribute through Edwards Lifesciences Corporation (Edwards). Edwards had been the exclusive distributor of the Novacor LVAS in all territories outside of the United States. As part of this transaction WorldHeart acquired certain inventory and fixed assets from Edwards totaling approximately $2.4 million. This resulted in a sales return adjustment in the fourth quarter of 2003, which reduced revenues by approximately $1.5 million but will have no material impact on gross margin or net income.

Fiscal year 2003 revenues, including the sales return adjustment, are expected to be approximately $9.5 million. Gross margin for 2003 will be in excess of 25% compared with 2% in 2002.

The loss from operations for 2003, excluding non-cash amortization, restructuring costs, foreign exchange gains and financing costs, is approximately $22 million compared with $35 million for 2002 . The net loss for 2003 is expected to total approximately $31 million compared with a net loss of $50 million in 2002.

Sales for the fourth quarter of 2003 totaled approximately $2.4 million as compared with sales of $1.9 million for the same quarter in 2002. These sales included twenty-five Novacor LVAS unit sales compared to twenty-two in the same quarter in 2002.

For 2004 WorldHeart revenues are expected to triple over 2003 levels and the Company is expecting to generate gross margins in excess of 50%. Revenues during the first quarter of 2004 are expected to more than double over the same period last year, with continued improving gross margins. WorldHeart also expects to record a reduced net loss during the first quarter of 2004 with no material financing costs or restructuring costs affecting income in the quarter.

Roderick M. Bryden, President and Chief Executive Officer, said "The quality of Novacor LVAS allowed WorldHeart to retain its clinical base and add 13% in unit sales in 2003 despite the fragile financial position of the Company which continued through the third quarter. WorldHeart starts 2004 with no debt, no preferred shares, 15.1 million common shares outstanding, and over $23 million of cash that we expect to fully fund operations and capital expenditures through 2004. The Company can now compete effectively to increase the market position of the Novacor LVAS for use by end-stage heart failure patients.

"Compared to last year, revenue to WorldHeart for each Novacor LVAS unit sold outside of the United States and Japan is now double, reflecting the elimination of the distributor discount. In addition, unit sales for 2004 are expected to more than double in these markets, which are predominantly Europe and Canada, resulting in revenue growth of more than four times our 2003 levels. In the United States unit sales and revenues are also expected to more than double in 2004 over 2003.

"In both the European and US markets growth is expected in the Novacor LVAS share of bridge to transplantation sales. In addition, increased destination therapy use is expected in Europe within the approved indication, and in the United States within the Destination Therapy Trial with enrollment expected to begin near the end of the first quarter of 2004. Key factors supporting increased market share are the high levels of reliability of the Novacor LVAS and the positive results of implants using our ePTFE inflow conduit which was approved for use in the United States in January 2003.

"In Japan, the Novacor LVAS is the only approved implantable left ventricular assist device and reimbursement is scheduled to become available in April 2004. Growth in usage is expected to be modest in the initial months. However, we believe the opportunity for future revenue growth is significant in Japan".

On February 17, 2004, Mr. Bryden will be a guest presenter at the Roth Capital LLC 16th Annual Growth Stock Conference in Dana Point, California. This presentation will be web cast starting at 11:30 a.m. PST or 2:30 p.m. EST and will be available via WorldHeart's website at www.worldheart.com.

WorldHeart will release its final earnings for the year ended December 31, 2003 on March 9, 2004 and will hold a telephone conference call at 4:00 p.m. (EST) on March 9, 2004 to discuss these results and provide a further business update.

About Novacor LVAS
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Novacor LVAS is an implanted electromagnetically driven pump that provides circulatory support by taking over part or all of the workload of the left ventricle. With implants in over 1,500 patients, no deaths have been attributed to device failure, and some recipients have lived with their original pumps for as long as four years - statistics unmatched by any other implanted electromechanical circulatory support device on the market. Novacor LVAS is commercially approved as a bridge to transplantation in the U.S. and Canada. In the United States, the FDA is currently reviewing WorldHeart's Pre-market Approval Supplement submission to expand the current indication for Novacor LVAS to include implants in end-stage heart failure patients who have relative contraindications that may resolve with LVAS support.

In Europe, the Novacor LVAS has unrestricted approval for use as a bridge to transplantation, an alternative to transplantation and to support patients who may have an ability to recover the use of their natural heart. In Japan, the device is commercially approved for use in cardiac patients at risk of imminent death from non-reversible left ventricular failure for which there is no alternative except heart transplantation.


About World Heart Corporation
-----------------------------
World Heart Corporation, a global medical device company based in Ottawa, Ontario and Oakland, California, is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor(R) LVAS is well established in the marketplace and its next-generation technology is a fully implantable assist device intended for long-term support of patients with end-stage heart failure.

Any forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third-party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission.


For more information, please contact:
Mark Goudie
Vice-president, Finance and
Chief Financial Officer
World Heart Corporation
(613) 226-4278 or (510) 563-4995
investors@worldheart.com
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

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       World Heart Corporation


     Date:  February 12, 2004          By:   /s/ Mark Goudie
                                          -------------------------------------
                                          Name:  Mark Goudie
                                          Title: Chief Financial Officer